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Smart Nora

~~$680 CAD~~

$595 CAD

Save **$85**. Limited time offer ends Jan 10th.

★★★★★ 1,442+ 5-star Reviews

- Free Shipping and returns
- 30 night money-back guarantee
- Ships in 2 weeks due to high demand

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Nora Membership Details

First month of a new membership is on us with your purchase. $9/month afterwards.

What's In The Box | Setup | Experience | Design | Technical Specs

What's In The Box

Everything that comes with Nora.

What's In The Box

Everything that comes with Nora.



Setup

Setting up Nora is as easy as 1,2,3.







1. Place the pad under your pillow.

2. Turn on the Pebble.

3. Go to Sleep!

Experience

What to Expect



Your Smart Nora Experience

Simply tap to turn the pebble on once you are in bed and ready to sleep. You can also activate the 30-minute delay setting to allow some time to fall asleep before Nora starts actively listening for snoring.

Your first few nights

The pillow will move a few times during the night when nora detects early sounds of snoring. You and your partner will notice a reduction in the frequency and intensity of snores. Continue to customize your Nora to find your optimal settings. Remember, you can always reach out to our support team for tips.



All About Smart Nora

Key Features



Discreet Design



Smart Nora's design is simple yet discreet. Once you put the expander under your pillow and place the felt box under your bed, the only visible part of the product is the elegantly designed Pebble.



Customizable Features

The intuitive controls allow you to customize nora based on your pillow type, sleep habits, and bedroom environment. The pillow inflation can be adjusted on the silent Base. Work your way up from low to high inflation to get the largest motion without compromising comfort.



Dedicated Customer Support

Our Support Specialists are here to help you throughout your Smart Nora journey. Easily get in touch via phone, email, chat, or schedule a free Zoom consultation. We take pride in offering the best customer experience.

Technical Specs

Hardware specifications

Key Information	Specs
Box Dimensions	4.5" x 10" x 7.3"
Pebble Dimensions	2.4" x 3.7" x 0.5"
Total Weight	5.5 lbs
Cable Lengths (USB cable, charging cable, and plastic tubing)	59" each
Charger Specifications	Comes with a universal adapter that works in North America, Europe, South America, but not Australia.